UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             AUDIO KING CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    05071H105
                                 (CUSIP Number)

            Alan E. Kessock                         With copies to:
             Vice President,                    J. Justyn Sirkin, Esq.
  Chief Financial Officer and Secretary       Davis, Graham & Stubbs LLP
       Ultimate Electronics, Inc.             370 17th Street, Suite 4700
         321-A West 84th Avenue                 Denver, Colorado  80202
        Thornton, Colorado 80221                    (303) 892-9400
             (303) 412-5200


  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  MAY 12, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ultimate Electronics, Inc.                               84-0585211

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [  ]
                                                                 (b)  [  ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
            00, BK

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

       NUMBER OF           7    SOLE VOTING POWER
        SHARES
      BENEFICIALLY              556,657  See Item 5.
       OWNED BY
         EACH
       REPORTING           8    SHARED VOTING POWER
        PERSON
         WITH                   556,657 See Item 5.

                           9    SOLE DISPOSITIVE POWER

                                556,657 See Item 5.

                          10    SHARED DISPOSITIVE POWER

                                556,657 See Item 5.

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,657 See Items 4 and 5.

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 19.9%, based upon 2,798,613 shares of Common Stock outstanding as of the date hereof.
          See Item 5.
  14     TYPE OF REPORTING PERSON*
          CO

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to shares of common stock, $0.001 par value per share of Audio King Corporation ("Audio King Stock"), a Minnesota corporation ("Audio King") whose principal business and executive office is located at 3501 South Highway 100, Minneapolis, Minnesota, 55416.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Ultimate Electronics, Inc., a Delaware corporation ("Ultimate"), is a specialty retailer of home entertainment and consumer electronics whose principal business and executive office is located at 321-A West 84th Avenue, Thornton, Colorado 80221. Ultimate's common stock, $0.01 par value per share ("Ultimate Common Stock"), is listed for trading on the NASDAQ National Market.

                  The directors and executive officers of Ultimate are set forth on Schedule I hereto. Schedule I sets forth the following information with respect to each such person:

                  (a)      Name;

                  (b)      Business address; and

                  (c) Present principal occupation or employment and name of employer.

All of the directors and executive officers of Ultimate are citizens of the United States. During the last five years neither Ultimate nor any person named in Schedule I hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Except for Ultimate's agreement to enter into the transactions set forth in Item 4 below, Ultimate has not paid any consideration to Audio King or the Principal Shareholders (as defined in Item 4 below).

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  Ultimate may be deemed to have acquired beneficial ownership of 556,657 shares of Audio King Stock pursuant to a Voting Agreement, dated
May 12, 1997 ("Voting Agreement"). The Voting Agreement was entered into by and among Ultimate and Messrs. Randel S. Carlock, Gary S. Kohler and Henry G. Thorne ("Principal Shareholders"). The Voting Agreement was


                                Page 2 of 7 pages

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entered into in connection with an Agreement and Plan of Merger, dated March 4,
1997, by and among Ultimate, Audio King and a wholly-owned subsidiary of Ultimate (the "Merger Agreement").

                  Pursuant to the Voting Agreement, the Principal Shareholders agreed to vote 556,657 shares of their Audio King Stock in favor of the merger (and the transactions related thereto) by and among Audio King and a wholly-owned subsidiary of Ultimate (the "Merger"). The Principal Shareholders have also agreed that until the Merger has been consummated each such Principal Shareholder will not, without the prior written consent of Ultimate, directly or indirectly: (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to their Audio King Stock, (ii) acquire or sell, assign, transfer or otherwise dispose of any Audio King Stock, (iii) enter into any contract, option or other arrangement or understanding with respect to the acquisition or sale, assignment, transfer or other disposition of any Audio King Stock or (iv) subject to the Merger Agreement and their fiduciary obligations to Audio King, encourage, solicit, initiate or participate in any way in discussions or negotiations with, or knowingly provide any information to, any corporation, partnership, person or other entity or group (other than Ultimate or any affiliate or associate of Ultimate) concerning any transaction that is the subject of a takeover proposal or any other proposal that has the effect of competing with the transactions contemplated by the Merger Agreement.

                  Subject to the approval of the Merger by the Audio King shareholders, the Merger Agreement provides that Audio King will merge with and into a wholly owned subsidiary of Ultimate ("Subsidiary"). Subject to certain adjustments and the rights of dissenting shareholders, each outstanding Audio King Stock will be converted, at the election of the holder, into one of the following: (i) the right to receive 0.70 shares of Ultimate Common Stock or (ii) the right to receive $1.75 cash, without interest. At the Effective Date (as defined below) of the Merger Agreement, each outstanding option or right to purchase Audio King Stock that is or will be vested at or prior to July 2, 1997 (without acceleration) (an "Audio King Option") will be canceled, converted or cashed out as set forth below. Each Audio King Option that has an exercise price equal to or greater than the product of 0.70 times the average of the closing sale price of Ultimate Common Stock on NASDAQ over the ten trading days prior to the date the Merger is filed with the Secretary of State of the state of Delaware ("Effective Date") will be canceled on the Effective Date. All other Audio King Options will, at the election of the holder of the Audio King Option, either be assumed by Ultimate in such a manner that such Audio King Options will convert into options to purchase shares of Ultimate Common Stock or be exercised and the holder paid a cash amount equal to the excess of $1.75 over the per share exercise price of such option.

                  Upon consummation of the Merger, Audio King will merge with and into Subsidiary. The surviving entity will be governed by Subsidiaries' certificate of incorporation and bylaws and by the Subsidiaries' board of directors. The surviving entities' operations will be similar to that of Ultimate and will be managed by Ultimate's officers, although certain of Audio King's officers will remain with the surviving entity for various periods of time following the Merger. In addition, following the Merger, Audio King Stock will cease to be quoted on the Nasdaq SmallCap Market and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.






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                  Following the consummation of the Merger and by operation of law: (i) Audio King's present capitalization, charter, bylaws and other instruments corresponding thereto will change materially, (ii) Audio King Stock will be canceled and will not be authorized to be quoted in an inter-dealer quotation system of a registered national securities association and (iii) Ultimate may make any other material change in Audio King's business or corporate structure or to take any action similar to those listed above.

                  Except as described above, Ultimate has no present plans or proposals which relate to or would result in any transactions specified in paragraphs (a) through (j) of Item 4. In the future, however, Ultimate reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements if any.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Based upon information received from Audio King, Ultimate believes that 2,798,613 shares of Audio King Stock are outstanding as of the date of this Schedule 13D. In such case, the 556,657 shares of Audio King Stock held by the Principal Shareholders represents 19.9% of the total outstanding shares of Audio King Stock.

                  (b) Pursuant to the Merger Agreement and the Voting Agreement, the Principal Shareholders are required to vote 556,657 of their 722,933 shares of Audio King Stock in favor of the Merger. Ultimate does not have the power to direct the voting of the Principal Shareholders in any other matters not involving the Merger and does not have the power to direct the voting of any other Audio King shareholders.

                  (c) As described above, on May 12, 1997, Ultimate and the Principal Shareholders the Principal Shareholders agreed to vote 556,657 shares of Audio King Stock in favor of the Merger and on March 4, 1997, Ultimate, Audio King and Subsidiary entered into the Merger Agreement.

                  (d) Under the Voting Agreement, the Principal Shareholders retain the right to receive dividends with respect to, and the proceeds from the sale of (to the extent such a sale is permitted under the Voting Agreement), the Principal Shareholders' Audio King Stock.

                  (e)      Not applicable.







                                Page 4 of 7 pages

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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  In connection with consummation of the Merger, Ultimate expects to secure financing in an amount of at least $3.5 million under a term loan agreement through its current credit facility with Norwest Bank Colorado, N.A. ("Norwest"). Ultimate and Norwest have executed a commitment letter pursuant to which Norwest has agreed to provide such financing, subject to the terms and conditions set forth in the Merger Agreement. This financing, as well as available borrowings under Ultimate's revolving line of credit, will be used to pay for the Audio King Stock exchanged for cash and all the fees and expenses relating to the Merger. The indebtedness will be secured by substantially all of Ultimate's assets.

                  Except for the Merger Agreement, the Voting Agreement and the $3.5 million commitment letter from Norwest, none of the persons named in Item 2 have, with respect to the securities of Audio King, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A Merger Agreement as described above is incorporated by reference to Exhibit No. 2 to Ultimate's Registration Statement on Form S-4 (File No. 333-24957) filed with the Securities Exchange Commission on April 11, 1997.

                  Exhibit B Voting Agreement as described above is incorporated by reference to Exhibit No. 9 to Ultimate's Registration Statement on Form S-4 (File No. 333-24957) filed with the Securities Exchange Commission on April 11, 1997.

                  Exhibit C                 Form of Commitment Letter relating
                                            to $3.5 million term loan.




                                Page 5 of 7 pages

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                                   SIGNATURES.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 20, 1997                                /s/  William J. Pearse
-----------------------------------         ------------------------------------
Date                                        William J. Pearse
                                            Chairman and Chief Executive Officer







                                Page 6 of 7 pages

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                                   SCHEDULE I



NAME:                 PRINCIPAL OCCUPATION AND            BUSINESS ADDRESS:
                      ADDRESS OF EMPLOYER

William J. Pearse     Chairman, Chief Executive           321-A West 84th Ave.
                      Officer and Director of             Thornton, CO 80221
                      Ultimate

David J. Workman      President, Chief Operating          321-A West 84th Ave.
                      Officer, Secretary and              Thornton, CO 80221
                      Director of Ultimate

Alan E. Kessock       Vice President, Chief Financial     321-A West 84th Ave.
                      Officer, Secretary and Director     Thornton, CO 80221
                      of Ultimate

Neal A. Bobrick       Vice President - Sales and Store    321-A West 84th Ave.
                      Operations of Ultimate              Thornton, CO 80221

J. Edward McEntire    Vice President - Operations         321-A West 84th Ave.
                      of Ultimate                         Thornton, CO 80221

Randall F. Bellows    Director of Ultimate                321-A West 84th Ave.
                                                          Thornton, CO 80221

Robert W. Beale       President of Beale                  321-A West 84th Ave.
                      International                       Thornton, CO 80221